SECURITIES AND EXCHANGE COMMISSION
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 AND ENDING 12/31/2015

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TFS Derivatives Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 OLD SLIP, 34th FLOOR
(No. and Street)

NEW YORK,	**NEW YORK**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDY RICCIARDI **(212) 791-6650**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	**New York**	**New York**	**10036-6523**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Judith A. Ricciardi** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TFS Derivatives Corporation**, as of **December 31, 2015** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial & Operations Principal

Title



Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFS Derivatives Corp.
(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2015

Contents



Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
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Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
TFS Derivatives Corp.

We have audited the accompanying statement of financial condition of TFS Derivatives Corp. (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TFS Derivatives Corp. at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2016

TFS Derivatives Corp.
(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents	$ 20,539,788
Commissions receivable	8,041,648
Deposit at clearing brokers	125,000
Due from affiliates	1,313,901
Other assets	4,498
Total assets	$ 30,024,835
Liabilities and stockholder's equity	
Liabilities:	
Due to Parent	$ 6,505,522
Due to affiliates	2,186,634
Other liabilities	376,387
Total liabilities	9,068,543
Stockholder's equity:	
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	2,244,999
Retained earnings	18,711,292
Total stockholder's equity	20,956,292
Total liabilities and stockholder's equity	$ 30,024,835

The accompanying notes are an integral part of the statement of financial condition.

TFS Derivatives Corp.
(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)

Notes to Statement of Financial Condition

December 31, 2015

1. Organization and Description of Business

TFS Derivatives Corp. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Tradition Financial Services, Inc. (the "Parent"), which, in turn, is a wholly-owned subsidiary of TFS Lausanne, which, in turn, is majority owned by Compagnie Financière Tradition ("CFT"), a company organized in Switzerland. The Company is a broker of over the counter equity and equity index derivatives, commodity derivatives, interest rate swaps, credit derivatives and various other currency related swaps and options and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). Cash equity trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing, LLC (the "Clearing Broker"). The Company does not carry customer accounts or perform custodial functions related to customer securities. The Company also has an account with Mizuho Securities, Inc. to clear security futures transactions. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. All other trades are conducted, as agent, on a give-up basis.

2. Significant Accounting Policies

Basis of Accounting

The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board.

The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective January 1, 2015.

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition and the accompanying notes are reasonable; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all money market funds, which maintain a net asset value of $1.00, and short-term, highly liquid investments that are readily convertible into cash and have original maturity dates of under three months to be cash equivalents. At December 31, 2015, the Company had $3,845,051 of cash equivalents.

Revenue Recognition

The Company charges commissions for executing transactions between buyers and sellers on an agency basis. Commissions revenues are recognized on a trade date basis.

Commissions Receivable

Commissions receivable represent amounts due from customers, which primarily consist of large financial institutions, hedge funds and other large organizations. Commissions receivable are reviewed by management on a regular basis. If there is objective evidence that a loss has been incurred, the amount of loss is measured as the difference between the receivables' carrying amount and the estimated future cash flows. The carrying amount of the asset is reduced through the use of an allowance account.

Receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated loss increases or decreases because of an event occurring after the loss was recognized, the previously recognized loss is increased or reduced by adjusting the allowance account. Receivables are factored on a non-recourse basis to the Parent after thirty days; accordingly there were no write-offs or recoveries during the year.

Fair Value

ASC 820, *Fair Value Measurements* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy.

2. Significant Accounting Policies (continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more-likely-than-not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for recognition and measurement of uncertain tax positions. Tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of expense or benefit that will more-likely-than-not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amount recognized in the statement of financial condition.

3. Related-Party Transactions

The operations of an affiliate, Tradition Securities and Futures Inc., were moved to the Company as a result a regional reorganization. The business of the affiliated entity is conducted as a division of the Company under the name of Tradition Securities and Futures ("TSAF"). The TSAF division specializes in interest rate swaps, credit derivatives and various other currency related swaps and options.

An affiliated entity absorbs all the operating costs of TSAF and in return charges the Company a management fee based on actual and allocated expenses.

The Parent absorbs substantially all other operating costs of the Company, which includes a global management fee assessed by the Company's ultimate parent, CFT, and in return charges the Company a management fee based on actual and allocated expenses.

3. Related-Party Transactions (continued)

On November 30, 2013, the Company entered into a "Sales and Servicing Agreement" with an affiliate for business conducted by the TSAF division which was subsequently amended on August 21, 2014. Under this arrangement, all commissions receivable outstanding at each month end which are aged greater than 30 days are factored to the affiliate on a non-recourse basis. The receivables are sold at a discount of 0.75%. The Company charges a service fee of 0.25% for various administrative duties related to the invoicing and collection of the factored receivables.

On September 30, 2013 the Company entered into a "Sales and Servicing Agreement" with the Parent which was subsequently amended on August 21, 2014. Under this arrangement, all commissions receivable outstanding at each month end which are aged greater than 30 days are factored to the affiliate on a non-recourse basis. The receivables are sold at a discount of 0.75%. The Company also charges a service fee of 0.25% for various administrative duties related to the invoicing and collection of the factored receivables.

A royalty agreement was executed in 2014 between the Company and an affiliate in connection with the assumption of the TSAF business. Under the royalty agreement, the Company is assessed a royalty equal to 5% of gross revenue for the benefits derived from Tradition Securities and Futures name.

The Company's policy is to net receivables and payables from the same affiliate arising from separate arrangements when permitted under ASC 210-20, *Offsetting*. The above mentioned management fees and sales and servicing arrangements are with the same affiliate and the Parent, respectively. As a result, the net payable to affiliate and the Parent included on the statement of financial condition at December 31, 2015 are $2,168,453 and $6,505,522, respectively.

CFT charged the Company royalty fees equivalent to a percentage of total revenues (as defined in the Trademark License Agreement) for the use of its registered trademark. Included in due to affiliates on the statement of financial condition at December 31, 2015, is $16,607 in connection with this agreement.

Included in due from affiliates on the statement of financial condition is $8,577 of commissions from customers received by affiliates and commissions billed on behalf of the Company by affiliates. The amounts due are non-interest bearing and are due on demand.

3. Related-Party Transactions (continued)

On October 1, 2013, the Company entered into a Commercial Commission Agreement with an affiliate. Under the agreement, the affiliate agrees to execute, bill and service commission receivables from existing non-US customers of the Company. Due from affiliates on the statement of financial condition at December 31, 2015 includes $465,894 in connection with the Commercial Commission Agreement.

The Company is a broker firm participant of Tradition SEF, Inc. ("Tradition SEF"), an affiliate. Under this arrangement, Tradition SEF executes and is responsible for all pre and post trade reporting of all trades facilitated by the Company as required by the CFTC. Included in due from affiliates on the statement of financial condition at December 31, 2015 is $211,051 in connection with this arrangement.

In December 2014, Tradition SEF required all broker firm participants to deposit funds for use in meeting liquidity requirements. All deposits are refundable and non-interest bearing. Included in due from affiliates on the statement of financial condition at December 31, 2015 is $1,000,000 in connection with this arrangement.

In August 2015, the Company entered into a revenue sharing agreement with an affiliate. Under this agreement, the Company bills commissions for executing trades on behalf of the affiliate. The affiliate pays floor brokerage fees, as well as any exchange or clearing house fees, incurred for all transactions executed under this agreement. At December 31, 2015, $48,981 is included in due from affiliates on the statement of financial condition in connection with this agreement.

4. Deposit at Clearing Brokers

The Company is required to maintain a deposit at the Clearing Broker in order to conduct its business. At December 31, 2015, the Company had restricted cash of $100,000 with the Clearing Broker. The Company also had restricted cash of $25,000, related to a deposit at a second clearing to enable the company to conduct security futures business. Both deposits are included in deposit at clearing brokers on the statement of financial condition.

5. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. The Company records income taxes for financial reporting purposes on a separate company basis.

5. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company does not have any deferred tax assets or liabilities on its books as of December 31, 2015. The principal reason for the difference between the Company's effective tax rate and the statutory federal income tax rate primarily relates to state and local income taxes.

The Company is required to make an evaluation of its tax positions taken or expected to be taken to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority.

Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company accounts for any reserves as a component of income tax expense. As of and during the year ended December 31, 2015, the Company did not have any liabilities, interest or penalties related to uncertain tax positions.

The Company is not currently under any federal, state or local jurisdiction audit. The Company does not have unrecognized tax benefits. As of December 31, 2015, the Parent's tax returns for 2012 through 2014, are subject to examination by tax authorities. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

6. Regulatory Requirements

The Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") or the CFTC's Regulation 1.17 ("Regulation 1.17"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. Rule 15c3-1 requires that the Company maintains minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregated indebtedness. The Company is subject to a minimum net capital requirement of $45,000 under Regulation 1.17.

6. Regulatory Requirements (continued)

At December 31, 2015, the Company had net capital of $11,701,992 which was $11,097,422 in excess of its required net capital of $604,570 under Rule 15c3-1. The Company's percentage of aggregate indebtedness to net capital was approximately 77.5% at December 31, 2015.

For cash equity transactions, the Company introduces trades on a fully disclosed basis to the Clearing Broker and is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii). For all other transactions, since the Company does not carry the accounts of customers, it is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

7. Concentration of Credit Risk

At December 31, 2015, the Company's cash and cash equivalents were held at one major financial institution. The aggregate balance of all accounts held by the financial institution is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Commissions receivable represents amounts due from customers, which primarily consist of securities firms. At December 31, 2015, approximately $4,276,000 (or 53.2%) in commissions receivable is concentrated among ten major securities firms. The Company's policy is to monitor the credit standing of each customer with which it conducts business.

8. Fair Value of Financial Instruments

The Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

> *Level 1:* Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
>
> *Level 2:* Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active; and

8. Fair Value of Financial Instruments (continued)

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company discloses amounts and reasons for transfers in and out of Level 1 and Level 2 fair value measurements as well as inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3, and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in Level 3 fair value measurements.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value at December 31, 2015.

	Level 1	Level 2	Level 3	Total
Money market funds	$ 3,845,051	$ –	$ –	$ 3,845,051
Total financial assets at fair value	$ 3,845,051	$ –	$ –	$ 3,845,051

There were no transfers between Level 1 and Level 2 measurements during the year ended December 31, 2015. There were no financial assets or liabilities in Level 2 or Level 3 as of December 31, 2015, or the year then ended.

9. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was available to be issued and has noted the following events since the date of the statement of financial condition.

9. Subsequent Events (continued)

In 2016, a series of steps occurred to restructure the legal entity ownership structure of the Americas Region to achieve operational and tax efficiencies. In connection therewith, Tradition Financial Services, Inc. was merged into Tradition America LLC (formerly Tradition (North America), Inc.) on February 15, 2016, at which point Tradition America LLC assigned all ownership interest to the newly established regional holding company, Tradition America Holdings, Inc., effectively making Tradition America Holdings, Inc. the new parent of TFS Derivatives Corp. The Company has assessed the impact the reorganization will have on the statement of financial condition and has not identified any material changes.

STATEMENT OF FINANCIAL CONDITION

TFS Derivatives Corp.
(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)
December 31, 2015
With Report of Independent Registered Public Accounting Firm